SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NEOMEDIA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

640505301

(CUSIP Number)

Global Grid, LLC

10182 Culver Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640505301	SCHEDULE 13D	PAGE 2 OF 7 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Grid, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*	OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)

	8	SHARED VOTING POWER 113,494,743 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER None (See Item 5)

	10	SHARED DISPOSITIVE POWER 113,494,743 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,494,743 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (See Item 5)

14.	TYPE OF REPORTING PERSON* OO

* See Instructions

CUSIP No. 640505301	SCHEDULE 13D	PAGE 3 OF 7 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Patrick Soon-Shiong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*	OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)

	8	SHARED VOTING POWER 113,494,743 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER None (See Item 5)

	10	SHARED DISPOSITIVE POWER 113,494,743 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,494,743 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not applicable		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (See Item 5)

14.	TYPE OF REPORTING PERSON* IN

* See Instructions

CUSIP No. 640505301	SCHEDULE 13D	PAGE 4 OF 7 PAGES

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of NeoMedia Technologies, Inc., a Delaware corporation (“NEOM”).

The address of the principal executive offices of NEOM is Two Concourse Parkway, Suite 500, Atlanta, Georgia 30328.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (f)	This Schedule 13D is being filed on behalf of Global Grid, LLC, a limited liability company organized under the laws of the State of Delaware (“Global Grid”), and Dr. Patrick Soon-Shiong, a citizen of the United States. Global Grid and Dr. Soon-Shiong are referred to herein as the “Reporting Persons.”

(b)	The principal business address for each Reporting Person is 10182 Culver Boulevard, Culver City, California 90232.

(c)	Dr. Soon-Shiong is an investor. Global Grid is an investment vehicle for Dr. Soon-Shiong.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Between March 14, 2012 and March 16, 2012, Global Grid purchased an aggregate of 113,494,743 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $3,658,274.15, as follows:

—	On March 14, 2012, Global Grid acquired an aggregate of 11,894,651 shares of Common Stock at a weighted average price of $0.01 per share, at prices ranging from $0.009 to $0.013 per share.

—	On March 15, 2012, Global Grid acquired an aggregate of 25,000,000 shares of Common Stock at a weighted average price of $0.02 per share, at prices ranging from $0.01 to $0.02 per share.

—	On March 16, 2012, Global Grid acquired an aggregate of 76,600,092 shares of Common Stock at a weighted average price of $0.04 per share, at prices ranging from $0.02 to $0.06 per share.

The funds used by Global Grid to purchase these shares of Common Stock were from internal sources.

The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased in the transactions described above at each separate price.

CUSIP No. 640505301	SCHEDULE 13D	PAGE 5 OF 7 PAGES

ITEM 4.	PURPOSE OF TRANSACTION.

Global Grid acquired the Common Stock reported in this Schedule 13D for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The following disclosures are based on 437,378,114 shares of the Common Stock outstanding as of November 9, 2011, as reported in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 14, 2011.

(a)-(b)	Global Grid beneficially owns 113,494,743 shares of Common Stock, representing approximately 25.9% of the outstanding Common Stock of the Company. As the sole member of Global Grid, Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Global Grid over, all shares of Common Stock beneficially owned by Global Grid.

(c)	The information set forth in Item 3 above is incorporated by reference in response to this Item 5(c).

(d)	To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of NEOM.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of March 20, 2012, between Global Grid, LLC and Dr. Patrick Soon-Shiong.

CUSIP No. 640505301	SCHEDULE 13D	PAGE 6 OF 7 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:     March 21, 2012

GLOBAL GRID, LLC
By:	/s/ Charles Kenworthy
Its:	Manager
PATRICK SOON-SHIONG
/s/ Patrick Soon-Shiong

CUSIP No. 640505301	SCHEDULE 13D	PAGE 7 OF 7 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of March 20, 2012, between Global Grid, LLC and Dr. Patrick Soon-Shiong.